

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2010

Charles L. Kelly
Chief Financial Officer
 & Corporate Secretary
Medical Action Industries Inc.
500 Expressway Drive South
Brentwood, New York 11717

> **Re: Medical Action Industries Inc.**
> **Form 10-K for the Year Ended March 31, 2010**
> **Filed June 2, 2010**
> **File No. 000-13251**

Dear Mr. Kelly:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2010

Securities Authorized for Issuance under Equity Compensation Plans, page 27

1.   Please tell us why the table on page 27 is different from the second table on page 25 of your definitive proxy statement, given that both tables purport to present the same information as of the same date.

Report of Independent Registered Public Accounting Firm, page 66

2.   The audit report included herein as well as the audit report on your internal control over financial reporting on page 68 and the auditor's report on your financial statement schedule on page 76 in this Form 10-K are not signed by your Independent Registered Public Accounting Firm as required by Rules 2-02 (a) and (f) of Regulation S-X. We

also note that the consent filed as exhibit 23.1 was not signed by Independent Registered Public Accounting Firm. Please amend this filing to provide audit reports and consents which are signed by your independent auditor. Refer to Item 302 of Regulation S-T which provides guidance on including signatures in electronic filings.

Management's Annual Report on Internal Control Over Financial Reporting, page 67

3.   We do not see that you have disclosed management's conclusion on the effectiveness of your internal control over financial reporting as of the end the period covered by your Form 10-K. Please note that Item 308 (a)(3) of Regulation S-K requires you to disclose managements conclusion on the effectiveness of your internal control over financial reporting as of the end of the period covered by your Form 10-K, which in this instance is March 31, 2010. Please amend your Form 10-K to include a statement disclosing your management's conclusion on whether your internal control over financial reporting was effective or was not effective as of March 31, 2010.

Item 10 – Directors and Executive Officers of the Registrant, page 69

4.   Given that the corporate information and directory included at the end of your annual report on Form 10-K lists Mr. Davidson as a partner at Galen Partners, please tell us why your disclosure in the second paragraph on page 70 does not reflect this employment.

Item 11 – Executive Compensation, page 71

5.   Please ensure that future filings include all information required by Form 10-K or include proper references to your definitive proxy statement for 10-K required information. For example, you disclose here that you only incorporated by reference the information included in the "Compensation Discussion and Analysis" of your proxy statement, which indicates that you did not also incorporate the tables under the separate heading "Executive Compensation."

6.   The disclosure regarding "the expense recognized for financial statement purposes" in note 2 on page 7 of your definitive proxy statement does not appear to comply with Item 402(k)(2)(iv) of Regulation S-K, as revised by Release No. 33-9089 (Dec. 16, 2009). Please amend your filing accordingly.

7.   Please revise your future filings to explain how determinations are made as to when equity awards are granted. See Regulation S-K Item 402(b)(2)(iv). We note in your disclosure of equity grant practices on page 18 of your definitive proxy statement that scheduling decisions are made without regard to the events you mention, but it is unclear what events or matters are considered in determining the date of grant.

8.   Given your disclosure on pages 20 and 21 of your definitive proxy statement regarding performance-based bonuses granted for goals established for your last-completed fiscal

year, it appears the table on page 25 should include the columns required by Item 402(d)(2)(iii) of Regulation S-K. Please revise future filings to include that information.

9.   We note that you have not disclosed the specific, historical targets to be achieved in order for your named executive officers to earn their respective annual short-term incentive payments. Please provide such disclosure in future filings, as applicable. To the extent that you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusions. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 118.04 of Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

10.   Please tell us, and revise your future filings to explain, how you determined the amounts of stock options and restricted stock to award to your named executive officers. From your current disclosure, it is unclear what factors, if any, you considered and why the amounts of those awards varied, as indicated by the table on page 24.

11.   Your disclosure on page 21 of your definitive proxy statement states that none of your named executive officers received grants of restricted stock awards during the fiscal year ended March 31, 2010, contrary to your disclosure in note 2 and the corresponding column of the first table on page 24. Please tell us whether you granted such awards during your last-completed fiscal year. Also, to the extent you made such grants, and make such grants in the future, please ensure that your disclosure in future filings includes those grants in all required tables, such as the tables that begin with your disclosure on page 25.

12.   Refer to the disclosure on page 22 of your definitive proxy statement. Please tell us the process that you undertook to reach the conclusion that your compensation programs are not reasonably likely to have a material adverse effect on you. For example, describe how you concluded that the design and administration of these programs does not encourage excessive risk taking. Also, describe what specific elements of compensation, risks arising from your compensation policies and practices, and mitigating factors you considered in reaching your conclusion.

Exhibits 31.1 and 31.2

13.   We note that you omitted the required reference to "(or persons performing the equivalent functions)" in the introductory language in paragraph 5 of your certifications.

Please revise your future filings to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

for

Jeff Jaramillo
Accounting Branch Chief